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COMMISSION FILE
NO. 333-70670
FILED PURSUANT TO
RULE 424(B)(3)

PROSPECTUS

1,784,048 Shares

ALLEGIANCE TELECOM, INC.

Common Stock

    The selling stockholders identified in this prospectus, and any of their transferees, donees, pledgees or other successors in interest, may offer to sell up to an aggregate of 1,784,048 shares of our common stock. We will not receive any of the proceeds from the sale of shares by the selling stockholders. We have agreed to bear all expenses, other than broker's commissions and discounts and transfer taxes, in connection with the registration and sale of these shares of common stock.

    Our common stock is quoted on the Nasdaq National Market under the symbol "ALGX". The last reported sale price of the common stock on October 11, 2001 was $6.06 per share.

    See "Risk Factors" starting on page 2 to read about factors you should consider before buying shares of our common stock.

    Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 12, 2001.

    You should rely only on the information contained or incorporated by reference in this prospectus and in any accompanying prospectus supplement. No one has been authorized to provide you with different information. The shares of common stock are not being offered in any jurisdiction where the offer is not permitted.

    You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front cover of the document.

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PROSPECTUS SUMMARY

    This summary may not contain all of the information that you should consider before purchasing our common stock. You should read the entire prospectus carefully.

Allegiance Telecom, Inc.

    Allegiance Telecom is a facilities-based integrated communications provider offering businesses a complete package of telecommunications services, including local, long distance, international calling, high-speed data transmission and Internet services. Our principal competitors are incumbent local exchange carriers, such as the regional Bell operating companies, as well as other integrated communications providers.

    Our business plan covers 36 of the largest metropolitan areas in the United States. Our network rollout has proceeded on schedule, with 34 markets operational as of September 30, 2001, consisting of Atlanta, Austin, Baltimore, Boston, Chicago, Cleveland, Dallas, Denver, Detroit, Fort Lauderdale, Fort Worth, Houston, Long Island, Los Angeles, Miami, Minneapolis/St.Paul, New York, Northern New Jersey, Oakland, Ontario/Riverside CA, Orange County, Philadelphia, Phoenix, Portland, Sacramento, St. Louis, San Antonio, San Diego, San Francisco, San Jose, Seattle, Tampa, Washington D.C. and White Plains, N.Y. We are on track to add the two remaining markets by the end of 2001.

    We were incorporated under the laws of the State of Delaware. Our principal executive offices are located at 9201 Central Expressway, Dallas, Texas 75231 and our telephone number is (214) 261-7100.

Recent Events

    On September 17, 2001, our 27-member senior credit syndicate funded a total of $350 million under our $500 million credit facility. We elected to draw down our $150 million delayed draw term loan due December 31, 2006 and a $200 million revolving loan, also due on December 31, 2006. The initial interest rate of these borrowings was 6.28 percent. Please see the discussion under "Risk Factors", including the discussion under "Risk Factors—Our Substantial Indebtedness Could Make Us Unable to Service Indebtedness and Meet Our Other Requirements and Could Adversely Affect Our Financial Health" and "Risk Factors—Limitations Imposed by Restrictive Covenants Could Limit How We Conduct Business and a Default Under Our Indentures and Financing Agreements Could Significantly Impact Our Ability to Repay Our Indebtedness."

    On September 26, 2001, we pre-announced preliminary results for our third quarter ending September 30, 2001, and updated our guidance for the remainder of 2001. Based on preliminary information, we estimate that we will have sold between 180,000 and 190,000 lines and installed between 135,000 and 140,000 lines during this quarter. We expect to report consolidated revenues of approximately $135 million for the third quarter 2001. This represents a quarter-to-quarter growth rate of about 9 percent from the second quarter of 2001 and 69 percent from the third quarter 2000. We also estimate that our adjusted EBITDA (earnings before interest, taxes, depreciation, amortization management allocation charges and non-cash deferred compensation) loss for the third quarter 2001 will be approximately $26 million, an improvement of approximately $2 million from the prior quarter. In addition, we announced that we were maintaining all of our guidance for 2001 other than revenue, which we expected to be approximately 5 percent below the previous guidance number of $550 million for the year.

The Offering

Shares offered by the selling stockholders	1,784,048 shares
Common stock outstanding as of September 26, 2001	114,839,265 shares
Nasdaq National Market symbol	"ALGX"
Use of proceeds	We will not receive any proceeds from the sale of the common stock being offered by this prospectus.

RISK FACTORS

    You should carefully consider the risks and uncertainties described below and the other information contained in this prospectus before deciding whether to invest in our common stock. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occur, our business, financial condition or operating results could be materially adversely affected. In such case, the trading price of our common stock could decline and you may lose part or all of your investment.

We Anticipate Having Future Operating Losses and Negative EBITDA as We Continue to Expand Our Business and Enter into New Markets

    The expansion and development of our business and the deployment of our networks, systems and services will require significant capital expenditures, a substantial portion of which will need to be incurred before the realization of significant revenue from these activities. We expect that we will have future operating losses and that our future adjusted EBITDA will be negative while we develop and expand our business and until we establish a sufficient revenue-generating customer base. Adjusted EBITDA represents earnings before interest, income taxes, depreciation and amortization, management allocation charges and non-cash deferred compensation. Adjusted EBITDA should not be construed as a substitute for operating income (loss) or cash flow from (used in) operations determined in accordance with generally accepted accounting principles. For the quarter ended June 30, 2001, we had net operating losses and net losses applicable to common stock of $103.3 million and negative adjusted EBITDA of approximately $28.1 million. We typically do not expect to achieve positive adjusted EBITDA in any market until at least our third year of operation in that market. We can make no assurances that we will achieve or sustain profitability or generate sufficient operating income or adjusted EBITDA to meet our working capital, capital expenditure and debt service requirements, and if we are unable to do so, this would have a material adverse effect on our business, financial condition and results of operations.

We Could Lose Revenue if Calls to Internet Service Providers Are Treated As Long Distance Interstate Calls

    We earn "reciprocal compensation" revenue by terminating on our network, local calls that originate on another carrier's network. We believe that under the Telecommunications Act of 1996, other local exchange carriers should have to compensate us when their customers place calls to Internet service providers who are our customers. Most incumbent local carriers disagree. A majority of our reciprocal compensation revenues are from calls to our customers that are Internet service providers. Regulatory decisions providing that other carriers do not have to compensate us for these calls could limit our ability to service this group of customers profitably and could have a material adverse effect on us. Given the uncertainty as to whether reciprocal compensation should be payable in connection with calls to Internet service providers, we recognize such revenue only when realization of it is certain, which in most cases is upon receipt of cash. In addition, we anticipate that the per minute reciprocal compensation rate we receive from incumbent local carriers under our new interconnection agreements will be lower than it was under our previous agreements. These reductions in reciprocal compensation will have a material adverse effect on us if we are unable to offset them with other revenues.

    The obligation to pay reciprocal compensation does not extend to long distance interstate calls. The FCC in its Declaratory Ruling of February 26, 1999, determined that Internet service provider traffic is interstate for jurisdictional purposes, but also determined that its current rules neither require nor prohibit the payment of reciprocal compensation for such calls. In the absence of a federal rule, the FCC determined that state commissions have authority to interpret and enforce the reciprocal compensation provisions of existing interconnection agreements and to determine the appropriate treatment of Internet service provider traffic in arbitrating new agreements. The Court of Appeals for the District of Columbia Circuit issued a decision on March 24, 2000, vacating the Declaratory Ruling.

The court held that the FCC had not adequately explained its conclusion that calls to Internet service providers should not be treated as "local" traffic. On April 27, 2001, the FCC issued its Order on remand from the Court of Appeals and concluded that it had erred in its analysis of Internet traffic in the Declaratory Ruling. In that Order, the FCC categorized such traffic as "information access" and held that it is not subject to reciprocal compensation obligations. Nonetheless, it established an interim, transitional recovery mechanism pursuant to which Internet service provider traffic will continue to be compensated, but at rates declining over a period of three years. In a companion Notice of Proposed Rulemaking released April 27, 2001, the FCC initiated a rulemaking to examine all forms of intercarrier compensation, including reciprocal compensation, and sought comment on the feasibility of adopting a bill-and-keep approach to such compensation. Federally-mandated reductions in reciprocal compensation will have a material adverse affect on us if we are unable to offset them with other revenues. Additional disputes over the appropriate treatment of Internet service provider traffic are expected.

The Regulation of Access Charges Involves Uncertainties, and the Resolution of These Uncertainties Could Adversely Affect Our Business

    We earn "access charge" revenue by connecting our voice service customers to their selected long distance carriers for outbound calls or by delivering inbound long distance traffic to our voice service customers. Our interstate access charges were filed largely mirroring those used by the National Exchange Carrier Association (NECA), an association of independent local exchange carriers and our state access charges were generally set the same as those of state associations similar to NECA or of individual incumbent carriers operating in other areas within the same state. These charges are generally higher than those charged by the larger carriers operating in the same areas because these large carriers have many more customers and therefore have lower per unit costs. Access charges are intended to compensate the local exchange carrier for the costs incurred in originating and terminating long distance calls on its network and we believe our access charges are appropriately set at levels approximately the same as those of the smaller carriers. Access charge levels in general, and those charged by smaller carriers in particular, are subject to various disputes and are under review by the FCC.

    AT&T has challenged the switched access rates of Allegiance and other carriers and has withheld some or all payments for the switched access services that they continue to receive. AT&T has asserted that they have not ordered switched access service from us and/or that our charges for switched access services are higher than those of the larger carriers serving the same territory and are therefore unjust and unreasonable. AT&T has refused to pay us any originating access charges at our tariffed rates. On March 30, 2000, we filed a lawsuit against each of AT&T and Sprint in the Federal District Court of the District of Columbia requesting that such parties pay us for outstanding interstate and intrastate access charges. AT&T and Sprint filed counterclaims against us alleging that our access charges fail to comply with the Telecommunications Act of 1996 because they are unjust and unreasonable. We have settled this dispute with Sprint and in doing so have reached an agreement with respect to access charges payable by them for originating and terminating calls on our local networks. Although we believe we will ultimately receive payment from AT&T for the amounts owed to us by them, we cannot provide any assurance as to the amount of payments that we will ultimately receive, the actual outcome of the FCC proceedings or our lawsuit or the positions various states will take on the similar issue of intrastate switched access rates. If we do not receive payment from AT&T for interstate and intrastate access charges that we believe are owed to us, this will have a material adverse effect on us unless we are able to offset this access revenue with other revenues. In addition, our switched access rates will have to be adjusted to comply with future decisions of the FCC or state commissions and these adjustments could have a material adverse effect on us.

    On July 5, 1999, the FCC issued a ruling to address the issue of competitive carrier access charges in the context of a complaint filed by MGC Communications, Inc. (now known as Mpower Communications), a carrier that had not been receiving payments from AT&T. In that ruling, the FCC stated that "AT&T is liable to MGC, at MGC's tariffed rate, for the originating access service that it received..." The FCC indicated that AT&T had no obligation to purchase access from MGC based on the arguments that MGC had made, but the FCC also made clear that there may be other requirements that could limit AT&T's ability to not purchase such access from a competitive local carrier. In response to that FCC decision, AT&T filed a Petition for Review with the FCC, which was denied on December 28, 1999. The FCC is also reviewing the switched access rate level issue and related matters in its Access Charge Reform docket. In this docket, the FCC has requested comment as to whether long distance carriers, also known as "interexchange carriers," may refuse to purchase switched access services from particular carriers. We are an active participant in that proceeding. In an action to collect unpaid access charges brought by several competitive carriers against AT&T and Sprint, the federal district court in Alexandria, Virginia referred two related issues to the FCC for decision. Pursuant to the referral, AT&T and Sprint asked the FCC to determine (1) whether any statutory or regulatory constraints prevent an interexchange carrier from declining access services or from terminating access services previously ordered or constructively ordered and if not (2) what steps interexchange carriers must take either to avoid ordering access or to cancel service after ordering or constructively ordering. The FCC's ruling will likely be applied by the Court in our collection action against AT&T and, if adverse, could materially impact our ability to recover from AT&T. On April 27, 2001, the FCC issued a Report and Order in the Access Charge Reform docket addressing competitive local exchange carrier access charge rates. The FCC established safe harbor benchmark rates that decrease over three years to the rates charged by incumbent local exchange carriers. The FCC stated that interexchange carriers must pay the benchmark rates for access services they receive or face suit in federal court. On April 27, 2001, the FCC also released a Notice of Proposed Rulemaking through which it proposes to examine all forms of intercarrier compensation including access charges, and seeks comment on the feasibility of adopting a bill-and-keep approach for all such compensation. Federally-mandated reductions in access charges could have a material adverse affect on us if we are unable to offset them with other revenues.

    On May 31, 2000, the FCC approved a proposal made by a coalition of the largest incumbent local carriers, AT&T and Sprint, to restructure interstate access charges. Pursuant to the proposal, certain incumbent carriers, designated as "price cap" incumbent local carriers, are required to reduce their interstate access rates to targeted levels approved by the FCC or submit cost studies to justify different rates. We anticipate that implementation of the FCC's decision will lead to an industry-wide reduction in interstate access rates, even by those carriers that are not bound by the decision, including smaller carriers. Reduction in interstate access rates will have a material adverse effect on us unless we are able to offset the access revenue with other revenues.

    Several states, including Colorado, Maryland, Massachusetts, Missouri, New Jersey, New York, Texas, Virginia and Washington, have proposed or required that access charges of competitive local carriers be limited to those charged by incumbent local carriers operating in the same area as the competitive local carriers with respect to calls originating or terminating in such area, except where the competitive carrier in question can establish that its costs justify a higher access rate through a formal cost proceeding. We believe that it is possible that other states will enact similar requirements. We also believe, however, that it is more likely that many states will use the same approach for intrastate long distance as the FCC ultimately decides to use for interstate long distance.

Our Success Depends on Our Key Personnel and We May Not Be Able to Replace Key Executives Who Leave

    We are managed by a small number of key executive officers, most notably Royce J. Holland, our Chairman and Chief Executive Officer, who is widely recognized as one of the pioneers in managing providers of competitive local exchange services. The loss of services of one or more of these key individuals, particularly Mr. Holland, could materially and adversely affect our business and our prospects. Most of our executive officers do not have employment agreements, and we do not maintain key person life insurance for any of our executive officers. The competition for qualified personnel in the telecommunications industry is intense. For this reason, we cannot assure you that we will be able to hire or retain necessary personnel in the future.

We Are Dependent on Effective Billing, Customer Service and Information Systems and We May Have Difficulties in Developing These Systems

    Sophisticated back office information and processing systems are vital to our growth and our ability to monitor costs, bill customers, initiate, implement and track customer orders and achieve operating efficiencies. We are in the process of introducing a new billing platform across our geographic markets. Although we are taking steps to mange the migration to the new system and we believe that the new system will enhance our ability to accurately and efficiently bill for our services, we cannot assure you that the transition to the new system will be implemented without any adverse impact on our business. We also cannot assure you that any of our systems will be successfully implemented on a timely basis or at all or will perform as expected because:

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  we have and will likely continue to have difficulties in getting products and services from our vendors delivered in a timely and effective manner, at acceptable costs and at the service and performance level required;

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  we may fail to adequately identify all of our information and processing needs;

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  our processing or information systems may fail or be inadequate;

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  we may not be able to effectively integrate such products or services;

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  we may fail to upgrade systems as necessary; and

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  third party vendors may cancel or fail to renew license agreements that relate to these systems.

We Are Dependent on Many Vendors and Suppliers and Their Financial Difficulties May Adversely Affect Our Business

    We depend on many vendors and suppliers to conduct our business. For example, we purchase our network assets from equipment manufacturers and other suppliers and we lease fiber and other circuits from other carriers as well as from companies which construct these network elements for resale. Many of these third parties have experienced substantial financial difficulties in recent months, in some cases leading to bankruptcies and liquidations. The financial difficulties of these companies could have a material adverse affect on our business and prospects.

Under Certain Circumstances We May Need Additional Capital to Expand Our Business and Increase Revenue

    We may need additional capital to fund capital expenditures, working capital, debt service and cash flow deficits during the period in which we are expanding and developing our business and deploying our networks, services and systems. We believe that the borrowings under our credit facilities, together with our cash on hand, will be sufficient to pre-fund our business plan. However, we will only be able to borrow additional funds under these credit facilities if we are in compliance with the financial covenants and other conditions in our credit agreement. In the event we cannot borrow all of the funds committed under these credit facilities or if our estimates of capital requirements are inaccurate, we may need to access alternative sources of capital. If we are unable to do so we may not be able to conduct our business or expand as we expect, which may have an adverse effect on us.

    The actual amount and timing of our future capital requirements may differ materially from our estimates as a result of financial, business and other factors, many of which are beyond our control, as well as prevailing economic conditions.

Our Substantial Indebtedness Could Make Us Unable to Service Indebtedness and Meet Our Other Requirements and Could Adversely Affect Our Financial Health

    We have a significant amount of debt outstanding and plan to access additional debt financing to fund our business plan, including under our credit facilities. On June 30, 2001, we had $601.7 million of outstanding indebtedness. On September 17, 2001, we borrowed $350 million under our senior credit facilities.

    This level of debt could:

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  impair our ability to obtain additional financing for working capital, capital expenditures, debt service, acquisitions or general corporate purposes;

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  require us to dedicate a substantial portion of our cash flow from operations to the payment of principal and interest on our indebtedness, thereby reducing the funds available for maintenance or growth of our networks;

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  place us at a competitive disadvantage with those of our competitors who do not have as much debt as we do;

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  impair our ability to adjust rapidly to changing market conditions; and

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  make us more vulnerable if there is a continued downturn in general economic conditions or in our business.

    We cannot assure you that we will be able to meet our working capital, capital expenditure and debt service requirements and if we are unable to do so, this could have a material adverse effect on our business, financial condition and results of operations.

Limitations Imposed by Restrictive Covenants Could Limit How We Conduct Business and a Default Under Our Indentures and Financing Agreements Could Significantly Impact Our Ability to Repay Our Indebtedness

    Our indentures and our credit facilities contain covenants that restrict our ability to:

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  incur additional indebtedness;

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  pay dividends and make other distributions;

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  prepay subordinated indebtedness;

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  make investments and other restricted payments;

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  enter into sale and leaseback transactions;

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  create liens;

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  sell assets; and

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  engage in certain transactions with affiliates.

    Our current and future financing arrangements contain and will continue to contain similar or more restrictive covenants, as well as other covenants that will require us to maintain specified financial ratios and satisfy financial tests. As a result of these restrictions, we are limited in how we conduct business and we may be unable to raise additional debt or equity financing to operate during general economic or business downturns, to compete effectively or to take advantage of new business opportunities. This may affect our ability to generate revenues and make profits. Without sufficient revenues and cash, we may not be able to pay interest and principal on our indebtedness.

    Our failure to comply with the covenants and restrictions contained in our indentures and other financing agreements could lead to default under the terms of these agreements. If such a default occurs, the other parties to such agreements could declare all amounts borrowed and all amounts due under other instruments that contain provisions for cross-acceleration or cross-default due and payable. In addition, lenders under our current and future financing arrangements could terminate their commitments to lend to us. If that occurs, we cannot assure you that we would be able to make payments on our indebtedness, meet our working capital or meet our capital expenditure requirements, or that we would be able to find additional alternative financing. Even if we could obtain additional alternative financing, we cannot assure you that it would be on terms that are favorable or acceptable to us.

We May Not Have the Funds Necessary to Finance the Change of Control Offer Which May Be Required By Our Financing Agreements

    Our indentures provide that upon a change of control, each note holder will have the right to require us to purchase all or a portion of such holder's notes. We would be required to purchase the notes at a purchase price of 101% of the accreted value of the 11 3/4% notes and 101% of the principal amount of the 12 7/8% notes, plus any accrued and unpaid interest to the date of repurchase. Our credit facilities provide that upon a change of control, we may be required to repay all of our obligations under these credit facilities. It is possible that we will not have sufficient funds at that time to repurchase our notes or repay any debt outstanding under our credit facilities.

If We Do Not Interconnect with and Maintain Efficient Working Relationships with Our Primary Competitors, the Incumbent Local Carriers, Our Business Will Be Adversely Affected

    Many new carriers, including us, have experienced difficulties in working with the incumbent local carriers with respect to initiating, interconnecting, and implementing the systems used by these new carriers to order and receive unbundled network elements and wholesale services and locating the new carriers' equipment in the offices of the incumbent local carriers. As a new carrier, we must coordinate with incumbent local carriers so that we can provide local service to customers on a timely and competitive basis. The Telecommunications Act of 1996 created incentives for regional Bell operating companies to cooperate with new carriers and permit access to their facilities by denying such companies the ability to provide in-region long distance services until they have satisfied statutory conditions designed to open their local markets to competition. The FCC has granted approval to Verizon to provide in-region long distance service in New York, Connecticut, Massachusetts and Pennsylvania and to SBC Communications to provide in-region long distance service in Texas, Oklahoma and Kansas. Other regional Bell operating companies in our markets may petition and receive approval from the FCC to offer long distance services. These companies may not be accommodating to us once they are permitted to offer long distance service. If we cannot obtain the cooperation of a regional Bell operating company in a region, whether or not it has been authorized to offer long distance service or a regional Bell operating company otherwise fails to meet our requirements, for example, because of (1) labor shortages, (2) work stoppages or (3) disruption caused by mergers or other organizational changes or terrorist attacks, our ability to offer local services in such region on a timely and cost-effective basis will be adversely affected.

The Need to Move from Tariffs to Individual Contracts for Domestic Interstate and International Long Distance Services May Increase Our Costs

    In a decision issued April 28, 2000, the United States Court of Appeals for the District of Columbia affirmed the FCC's 1996 order that prohibits the filing of tariffs for domestic interstate long distance service. The FCC's order, which had been stayed by the Court pending its decision, went into effect on July 31, 2001, as of which date carriers were required to cancel all interstate domestic long distance tariffs on file with the FCC and file no new tariffs for such service. Although the FCC will not accept interstate long distance tariffs for filing after July 31, 2001, carriers will still be required to maintain and make available to the public upon request the rates, terms and conditions applicable to their domestic long distance services. In the absence of retail tariffs, we will be required to memorialize our legal relationship with our long distance customers by some other means, such as individual contracts setting forth the rates, terms and conditions of service. Negotiating individual contracts in this manner is likely to increase our cost of providing domestic interstate long distance services. In an order issued March 16, 2001, the FCC ruled that carriers likewise are prohibited from filing tariffs for international long distance service. Within nine months of the effective date of the FCC's order, carriers will be required to cancel all international long distance tariffs on file with the FCC and file no new tariffs for such service.

Our Principal Competitors for Local Services, the Incumbent Local Carriers, and Potential Additional Competitors, Have Advantages that May Adversely Affect Our Ability to Compete with Them

    The telecommunications industry is highly competitive. Many of our current and potential competitors in the local market have financial, technical, marketing, personnel and other resources, including brand name recognition, substantially greater than ours, as well as other competitive advantages over us. In each of the markets targeted by us, we will compete principally with the incumbent local carrier serving that area. These incumbent local carriers enjoy advantages that may adversely affect our ability to compete with them. Incumbent local carriers are established providers of local telephone services to all or virtually all telephone subscribers within their respective service areas. Incumbent local carriers also have long-standing relationships with federal and state regulatory authorities. FCC and state administrative decisions and initiatives provide the incumbent local carriers with pricing flexibility for their:

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  private lines, which are private, dedicated telecommunications connections between customers;

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  special access services, which are dedicated lines from a customer to a long distance company provided by the local phone company; and

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  switched access services, which refers to the call connection provided by the local phone company's switch between a customer's phone and the long distance company's switch.

    In addition, with respect to competitive access services, such as special access services as opposed to switched access services, the FCC recently approved incumbent local carriers increased pricing flexibility and deregulation for such access services after certain competitive levels are reached. If the incumbent local carriers are allowed by regulators to offer discounts to large customers through contract tariffs, engage in aggressive volume and term discount pricing practices for their customers, and/or seek to charge competitors excessive fees for interconnection to their networks, competitors such as us could be materially adversely affected. If future regulatory decisions afford the incumbent local carriers increased pricing flexibility or other regulatory relief, such decisions could also have a material adverse effect on competitors such as us.

    We also face, and expect to continue to face, competition in the local market from other current and potential market entrants, including long distance carriers seeking to enter, reenter or expand entry into the local exchange marketplace such as AT&T, WorldCom and Sprint, and from other competitive local carriers, resellers, competitive access providers, cable television companies, electric utilities, microwave carriers, wireless telephone system operators and private networks built by large end users. In addition, the development of new technologies could give rise to significant new competitors in the local market.

Significant Competition in Providing Long Distance and Internet Services Could Reduce the Demand for and Profitability of Our Services

    We also face significant competition in providing long distance and Internet services. Many of these competitors have greater financial, technological, marketing, personnel and other resources than those available to us.

    The long distance telecommunications market has numerous entities competing for the same customers and a high average turnover rate, as customers frequently change long distance providers in response to the offering of lower rates or promotional incentives. Prices in the long distance market have declined significantly in recent years and are expected to continue to decline. We face competition from large carriers such as AT&T, WorldCom and Sprint and many smaller long distance carriers. Other competitors are likely to include regional Bell operating companies providing long distance services outside of their local service area and, with the removal of regulatory barriers, long distance services within such local service areas, other competitive local carriers, microwave and satellite carriers and private networks owned by large end users. The FCC has granted approval to provide in-region long distance service to Verizon in New York, Connecticut, Massachusetts and Pennsylvania and to SBC Communications in Texas, Oklahoma and Kansas and other regional Bell operating companies may petition and be granted such approval in the future. We may also increasingly face competition from companies offering local and long distance data and voice services over the Internet. Such companies could enjoy a significant cost advantage because they do not currently pay many of the charges or fees that we have to pay.

    The Internet services market is highly competitive and there are limited barriers to entry. We expect that competition will continue to intensify. Our competitors in this market include Internet service providers, other telecommunications companies, online service providers and Internet software providers. Most of the regional Bell operating companies and Verizon operating units have announced plans to rapidly roll out DSL services. Some of these entities, including SBC Communications, Qwest (formerly known as US West) and Verizon, have already commenced deployment of DSL services in selected markets and may in the future deploy DSL services on a widespread basis.

Our Need to Comply with Extensive Government Regulation Can Increase Our Costs and Slow Our Growth

    Our networks and the provision of telecommunications services are subject to significant regulation at the federal, state and local levels. Delays in receiving required regulatory approvals or the enactment of new adverse regulation or regulatory requirements may slow our growth and have a material adverse effect upon us.

    The FCC exercises jurisdiction over us with respect to interstate and international services. We must obtain, and have obtained through our subsidiary, Allegiance Telecom International, Inc., prior FCC authorization for installation and operation of international facilities and the provision, including by resale, of international long distance services. Additionally, we currently have on file a publicly available tariff detailing our services and pricing with the FCC for international long-distance services. As noted above, as of July 31, 2001, we were prohibited from filing tariffs with the FCC for domestic interstate long distance service and were required to cancel any such tariffs on file as of that date. As of nine months from the effective date of the FCC's March 16, 2001 order detariffing international services, we will be prohibited from filing tariffs with the FCC for international long distance service and will be required to cancel any such tariffs on file as of that date.

    State regulatory commissions exercise jurisdiction over us because we provide intrastate services. We are required to obtain regulatory authorization and/or file tariffs at state agencies in most of the states in which we operate. If and when we seek to build our own network segments, local authorities regulate our access to municipal rights-of-way. Constructing a network is also subject to numerous local regulations such as building codes and licensing. Such regulations vary on a city by city and county by county basis.

    Regulators at both the federal and state level require us to pay various fees and assessments, file periodic reports, and comply with various rules regarding the contents of our bills, protection of subscriber privacy, service quality and similar matters on an ongoing basis.

    We cannot assure you that the FCC or state commissions will grant required authority or refrain from taking action against us if we are found to have provided services without obtaining the necessary authorizations, or to have violated other requirements of their rules and orders. Regulators or others could challenge our compliance with applicable rules and orders. Such challenges could cause us to incur substantial legal and administrative expenses.

Deregulation of the Telecommunications Industry Involves Uncertainties, and the Resolution of These Uncertainties Could Adversely Affect Our Business

    The Telecommunications Act of 1996 provides for a significant deregulation of the domestic telecommunications industry, including the local exchange, long distance and cable television industries. The Telecommunications Act of 1996 remains subject to judicial review and additional FCC rulemaking, and thus it is difficult to predict what effect the legislation will have on us and our operations. There are currently many regulatory actions underway and being contemplated by federal and state authorities regarding interconnection pricing and other issues that could result in significant changes to the business conditions in the telecommunications industry. We cannot assure you that these changes will not have a material adverse effect upon us.

The Regulation of Interconnection with Incumbent Local Carriers Involves Uncertainties, and the Resolution of These Uncertainties Could Adversely Affect Our Business

    Although the incumbent local carriers are required under the Telecommunications Act of 1996 to unbundle and make available elements of their network and permit us to purchase only the origination and termination services that we need, thereby decreasing our operating expenses, such unbundling may not be done as quickly as we require and may be priced higher than we expect. This is important because we rely on the facilities of these other carriers to connect to our high capacity digital switches so that we can provide services to our customers. Our ability to obtain these interconnection agreements on favorable terms, and the time and expense involved in negotiating them, can be adversely affected by legal developments.

    A recent Supreme Court decision vacated a FCC rule determining which network elements the incumbent local carriers must provide to competitors on an unbundled basis. On November 5, 1999, the FCC released an order revising its unbundled network element rules to conform to the Supreme Court's interpretation of the law, and reaffirmed the availability of the basic network elements, such as local loops, the connection from a customer's location to the established telephone company, and dedicated transport, used by us. It is likely that this order may be subject to further agency reconsideration and/or court review. While these court and FCC proceedings were pending, we entered into interconnection agreements with a number of incumbent local carriers through negotiations or, in some cases, adoption of another competitive local carrier's approved agreement. These agreements remain in effect, although in some cases one or both parties may be entitled to demand renegotiation of particular provisions based on intervening changes in the law. However, it is uncertain whether any of these agreements will be so renegotiated or whether we will be able to obtain renewal of these agreements on as favorable terms when they expire.

    On July 19, 2000, in a decision on remand from the Supreme Court, the United States Court of Appeals for the Eighth Circuit vacated certain of the FCC's total element long run incremental (TELRIC) pricing rules. While sustaining the FCC's use of a forward-looking incremental cost methodology to set rates for interconnection and unbundled network elements, the Court rejected the FCC's conclusion that the costs should be based on the use of the most efficient technology currently available and the lowest cost network configuration. Instead, the Court stated that the statute required that costs be based on the use of the incumbent local carrier's existing facilities and actual network equipment but that these costs should not be based on the historic costs actually paid by such carrier for network elements. The Court also found that the FCC erred in using avoidable, rather than actually avoided, costs to calculate the wholesale discount for resale products. Interconnection and unbundled network element rates set using the Court's methodology may be higher than and the wholesale discounts set using the Court's methodology may be lower than the comparable rates established using the FCC's methodology. The Supreme Court has agreed to review the Eighth Circuit's decision and the Eighth Circuit in turn has stayed issuance of the mandate vacating the TELRIC rules pending the Supreme Court's decision. It is difficult to evaluate the potential impact of this ruling on the prices we pay incumbent local carriers for unbundled network elements until the Supreme Court rules. We believe that the pricing of unbundled network elements approved by many state commissions and reflected in many of our interconnection agreements is already materially in compliance with the standard set forth in the Eighth Circuit's ruling. This ruling could have a material adverse effect on us, however, if it is interpreted to authorize materially higher charges for unbundled network elements than those prevailing in our current interconnection agreements.

Our Stock Has Been Extremely Volatile

    Our stock has experienced significant price and volume fluctuations. The market price for our common stock may continue to be subject to wide fluctuations in response to a variety of factors, including but not limited to the following, some of which are beyond our control:

  •
  revenues and operating results failing to meet the expectations of securities analysts or investors in any period;

  •
  failure to successfully implement our business strategy;

  •
  announcements of operating results and business conditions by our customers and competitors;

  •
  technological innovations by competitors or in competing technologies;

  •
  announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

  •
  announcements by third parties of significant claims or proceedings against us;

  •
  investor perception of our industry or our prospects;

  •
  economic developments in the telecommunications industry or general market conditions; or

  •
  events such as the September 11, 2001 terrorist attacks in the United States.

Future Sales of Our Stock by Existing Stockholders May Adversely Affect Our Stock Price

    As of September 26, 2001, we had 114,839,265 shares of common stock outstanding and 21,135,283 shares of common stock reserved for issuance upon exercise of outstanding options and warrants. Many of these shares are "restricted securities" under the federal securities laws, and such shares are or will be eligible for sale subject to restrictions as to timing, manner, volume, notice and the availability of current public information regarding Allegiance. Sales of substantial amounts of stock in the public market, or the perception that sales could occur, could depress the prevailing market price for our stock. Sales of substantial amounts of stock in the public market may also make it more difficult for us to sell equity securities or equity-related securities in the future at a time and price that we deem appropriate.

Anti-Takeover Provisions in Our Charter and Bylaws Could Limit Our Share Price and Delay a Change of Management

    Our charter and bylaws contain provisions that could make it more difficult or even prevent a third party from acquiring Allegiance without the approval of our incumbent board of directors. In addition, our credit facilities and some of our other agreements may discourage a change in control.

Our Forward-Looking Statements May Materially Differ from Actual Events or Results

    Certain statements in this prospectus, including the documents incorporated by reference into this prospectus, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created by this law. You generally can identify these statements by our use of forward-looking words such as "plans," "estimates," "believes," "expects," "may," "will," "should," "anticipates" or "on track" or the negative or other variations of such terms or comparable terminology, or by discussion of strategy that involve risks and uncertainties. We often use these types of statements when discussing our plans and strategies, our anticipation of revenues from designated markets, and statements regarding the development of our businesses, the markets for our services and products, our anticipated capital expenditures, operations support systems or changes in regulatory requirements and other statements contained in this prospectus regarding matters that are not historical facts.

    We caution you that these forward-looking statements are only predictions and estimates regarding future events and circumstances. We cannot assure you that we will achieve the future results reflected in these statements. The risks we face that could cause us not to achieve these results include, but are not limited to, our ability to do the following in a timely manner, at reasonable costs and on satisfactory terms and conditions:

  •
  successfully market our services to current and new customers;

  •
  interconnect with and develop cooperative working relationships with incumbent local carriers;

  •
  develop efficient operations support systems and other back office systems (including, but not limited to, provisioning and billing);

  •
  successfully and efficiently transfer new customers to our networks and access new geographic markets;

  •
  identify, finance, complete and integrate suitable acquisitions;

  •
  borrow under our credit facilities or borrow under alternative financing sources;

  •
  install new switching facilities and other network equipment;

  •
  electronically interface with incumbent local carriers; and

  •
  obtain leased fiber optic line capacity, rights-of-way, building access rights and any required governmental authorizations, franchises and permits.

    Regulatory, legislative, judicial and general economic developments could also cause actual results to differ materially from the future results reflected in such forward-looking statements. You should consider all of our subsequent written and oral forward-looking statements only in light of such cautionary statements. You should not place undue reliance on these forward-looking statements and you should understand that they represent management's view only as of the dates we make them.

USE OF PROCEEDS

    The selling stockholders will receive all of the proceeds from any sale of the common stock offered under this prospectus. Accordingly, we will not receive any proceeds from the sale of the common stock offered under this prospectus.

SELLING STOCKHOLDERS

    The following table sets forth (1) the names of the selling stockholders, (2) the number of shares of common stock beneficially owned by the selling stockholders as of September 26, 2001, (3) the number of shares of common stock covered by this prospectus and (4) the total number of shares and percentage of common stock which the selling stockholders will beneficially own upon completion of this offering (assuming all shares offered by this prospectus are sold). Our registration of the common stock held by the selling stockholders does not necessarily mean that the selling stockholders will sell any or all of their shares.

    Pursuant to various agreements with the selling stockholders, we have filed a registration statement, of which this prospectus forms a part. This registration statement has been filed in order to permit those stockholders to resell to the public the shares of common stock that they received in connection with our acquisitions of Jump.Net, Inc., Adgrafix Corporation, Coast to Coast Telecommunications, Inc. and certain assets of HarvardNet, Inc. The following information is based upon information provided by the selling stockholders. Except as otherwise set forth in the footnotes to the table, none of the selling stockholders has held any position or office or has had any other material relationship with us or any of our affiliates within the past three years other than as a result of his, her or its ownership of our common stock. Because the selling stockholders may offer all, some or none of their common stock, no definitive estimate as to the number of shares that will be held by the selling stockholders after this offering can be provided. We may suspend the use of this prospectus under some circumstances relating to pending corporate developments and similar events.

    The "Shares of Common Stock Owned After the Offering—Percent" column is based on 114,839,265 shares of our common stock outstanding as of September 26, 2001.

			Shares of Common Stock Owned After the Offering
Name of Selling Stockholder
	Shares Beneficially Owned	Shares of Common Stock Offered Hereby
			Number	Percent
Alta Communications VII, L.P.	17,492	8,746	8,746	*
Bank One, NA	1,253,912	626,956	626,956	*
Kimberly T. Rowan Bennett	438,129	57,809	380,320	*
Robert S. Bennett(1)	438,129	57,809	380,320	*
Frank W. Bieser(2)	114,622	57,311	57,311	*
Cisco Systems Capital Corporation	1,698,066	849,033	849,033	*
The Kurio Family Trust, Norris A. and Mary C. Kurio, Trustees	4,258	2,129	2,129	*
Thomas Lang	27,956	13,978	13,978	*
Rivien USA, LLC	126,731	36,899	89,832	*
Gerald Smith	15,375	7,680	7,695	*
Kenneth A. Smith(3)	131,396	65,698	65,698	*

*
Less than 1%

(1)
Mr. Bennett was a Director and the Chief Executive Officer of Adgrafix Corporation prior to its acquisition by Allegiance.

(2)
Mr. Bieser was a Director and the Senior Vice President of Jump.Net and is presently serving as the Senior Director of Operations, Jump.Net Division of Allegiance.

(3)
Mr. Smith was a Director and the Chief Executive Officer and President of Jump.Net and is presently serving as a Vice President of Allegiance.

PLAN OF DISTRIBUTION

    We are registering shares of our common stock on behalf of the selling stockholders. As used in this prospectus, "selling stockholders" includes donees, transferees, pledgees and other successors in interest (other than purchasers pursuant to this prospectus). The selling stockholders may from time to time sell all or a portion of the shares on the Nasdaq National Market, in the over-the-counter market, in negotiated transactions or otherwise, at prices then prevailing or related to the then current market price or at negotiated prices. The shares will not be sold in an underwritten public offering. The shares may be sold directly or through brokers or dealers. The methods by which the shares may be sold include, without limitation:

    (1) a block trade (which may involve crosses) in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

    (2) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

    (3) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

    (4) privately negotiated transactions.

    In effecting sales, brokers and dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from the selling stockholders (or, if any such broker-dealer acts as agent for the purchaser of such shares, from such purchaser) in amounts to be negotiated which are not expected to exceed those customary in the types of transactions involved. Broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share, and, to the extent such broker-dealer is unable to do so acting as agent for a selling stockholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to such selling stockholder. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions and, in connection with such resales, may receive from the purchasers of such shares commissions as described above.

    In connection with the distribution of the shares, the selling stockholders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also sell the shares short and redeliver the shares to close out the short positions. The selling stockholders may also enter into option or other transactions with broker-dealers, which require the delivery to the broker-dealer of the shares. The selling stockholders may also loan or pledge the shares to a broker-dealer and the broker-dealer may sell the shares so loaned or upon a default the broker-dealer may effect sales of the pledged shares. In addition to the foregoing, the selling stockholders may enter into, from time to time, other types of hedging transactions.

    The selling stockholders and any broker-dealers participating in the distributions of the shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933 and any profit on the sale of shares by the selling stockholders and any commissions or discounts given to any such broker-dealer may be deemed to be underwriting commissions or discounts under that Act.

    To the extent required under the Securities Act of 1933, the aggregate amount of selling stockholders' shares of common stock being offered and the terms of the offering, the names of any such agents, brokers or dealers and any applicable commissions with respect to a particular offer will be set forth in an accompanying prospectus supplement.

    We agreed to pay all expenses of registration incurred in connection with this offering, including without limitation, SEC filing fees and the reasonable fees and expenses of one counsel selected by the selling stockholders to represent the selling stockholders. The selling stockholders will pay all discounts, commissions and transfer taxes, if any. In addition, we agreed to indemnify the selling stockholders against specified civil liabilities, including specific liabilities under the Securities Act and the selling stockholders have agreed to indemnify us against specified civil liabilities, including specific liabilities under the Securities Act.

    Any shares covered by this prospectus that qualify for sale pursuant to Rule 144 or any other exemptions available under the Securities Act may be sold under such exemptions rather than pursuant to this prospectus.

LEGAL MATTERS

    The validity of the shares offered by this prospectus will be passed upon for the company by Mark B. Tresnowski, our Senior Vice President, General Counsel and Secretary. Mr. Tresnowski owns shares of our common stock and options to purchase our common stock.

EXPERTS

    The consolidated balance sheets of Allegiance as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the years ended December 31, 2000, 1999, and 1998, included and incorporated by reference in this prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto and are included and incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and current reports and other information with the SEC. You may read and copy any document we file at the SEC's public reference room in 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public on the SEC Internet site at http://www.sec.gov. In addition, certain of our SEC filings are available to the public on our Internet site at http://www.algx.com.

    We "incorporate by reference" into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus and any information that we file subsequently with the SEC will automatically update this prospectus. We incorporate by reference:

  •
  our Annual Report on Form 10-K, as amended, for the year ended December 31, 2000;

  •
  our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001 and June 30, 2001;

  •
  our Current Report on Form 8-K filed on May 2, 2001;

  •
  the description of the Allegiance's Common Stock, par value $.01 per share contained in its Registration Statement on Form 8-A; and

  •
  any filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus until the termination of the offering under this prospectus.

    You may request a copy of these filings (other than exhibits, unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing to or telephoning the following person:

Andrew Albrecht
Director of Investor Relations
Allegiance Telecom, Inc.
3500 Piedmont Road, Suite 340
Atlanta, GA 30305
Phone: (404) 475-4102

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
RISK FACTORS
USE OF PROCEEDS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION